FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/10/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Ternium completes acquisition of Nippon Groups’ remainder participation in Usiminas’ Control Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: February 10, 2026

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Completes Acquisition of Nippon Groups’ Remainder Participation in Usiminas’ Control Group

Luxembourg, February 10, 2026 – Ternium S.A. (NYSE: TX) announced today that its subsidiary Ternium Investments S.à r.l. completed the acquisition of 153.1 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) from Nippon Steel Corporation and Mitsubishi Corporation for a total consideration of approximately $315.2 million in cash, pursuant to the transaction previously disclosed on November 5, 2025.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.